Filed Pursuant To Rule 433

Registration No. 333-180974

August 14, 2014

Gold Demand Trends Second Quarter 2014
Q2 2014 brought a much calmer environment for gold compared to the extremes of Q2 2013
Q2 2013 Q2 2014
Jewellery continues to be the anchor of the market, accounting for 53% of gold demand in the second quarter.
Central banks continued to be strong buyers for the 14th consecutive quarter, purchasing 118t in Q2 2014, up 28% versus the same period last year.
2014 has shown a rebalancing of the market as consumers and investors have consolidated their activity.
Mine supply was up 13%, while recycling was broadly steady y-o-y. Overall, total supply was up 10%.

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